March 11, 2008

Jeffrey Riedler

Sonia Barros

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-6010

Re:                            RLI Corp.

Preliminary Proxy Statement on Schedule 14A

Filed February 29, 2008

File No. 001-09463

Dear Mr. Riedler and Ms. Barros:

On behalf of RLI Corp. (“RLI” or the “Company”), set forth below is RLI’s response to the letter of the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 7, 2008, and containing the Staff’s comments to RLI’s Preliminary Proxy Statement on Schedule 14A filed with the Commission on February 29, 2008. For your convenience, each of the Staff’s comments is reprinted in bold below.

Comment No. 1.   Please disclose whether you currently have, or do not have, any plans to issue any of the shares that would be newly authorized as a result of the approval of the amendment to the Amended and Restated Articles of Incorporation to increase the number of authorized shares of common stock from 50 million to 200 million.

Response to Comment No. 1.  We have added the following sentence to our Definitive Proxy Statement in the discussion of that Proposal:  “The Company has no present plans for issuance of any of the newly-authorized shares of common stock.”

Comment No. 2.   Rule 14a-4(a)(3) requires that the form of proxy “identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters.”  You have “bundled” the “various other important changes” with the amendment to the Amended and Restated Articles of Incorporation to increase the number of authorized shares of common stock in proposal three. Each change should be separately identified, discussed and voted on in the proxy statement.

Response to Comment No. 2

In response to the Staff’s comment, the Company’s Definitive Proxy Statement will be revised (from the preliminary Proxy Statement) to provide that the proposed amendment to the Company’s Amended and Restated Articles of Incorporation (the “Articles” or “Charter”) to increase the number of authorized shares of common stock will be set forth as a separate and stand-alone Proposal Three. The remaining amendments to the Articles (formerly joined with the authorized share increase) will be set forth as a separate Proposal Four.

Purpose.   The Company believes that these remaining changes in Proposal Four are appropriately considered collectively because they are each part of a collective and intentional design to modernize and update the Company’s Articles to be consistent with that of other public reporting companies. The last update to the Company’s Charter was in 1997, and in the intervening years best practices for public company charters have evolved, and hence our efforts to bring it up to modern Illinois corporate code standards. Those individual changes truly are a collective package of updates and an integrated part of the modernization package, and should be considered as such. Conversely, the two primary amendments – declassification and authorized share increase — are standalone items unrelated to each other or any other change, and are appropriately separated. We believe that none of the individual changes in Proposal Four rises to a level that merits separation, and all are more appropriately viewed together.

No Electoral Tying.   In Proposal Four, we are not attempting to do any of the ‘electoral tying’ prohibited by Rules 14a-4(a) and (b)(1) under the Securities Exchange Act of 1934. Specifically, we do not believe this is an instance in which items viewed as unpopular or unfavorable are being tied with favorable proposals to help ensure voter approval – nor was that our intent. None of our proposed changes in Proposal Four are controversial, and in fact are standard provisions in a vast majority of modern public company charters. Each change individually is commonplace in modern charters, and thus there is no danger of using popular items to carry unpopular ones through to approval. Consequently, we believe there is no electoral tying issue in Proposal Four.

General.   We provide good disclosure on each individual item in Proposal Four, and we believe separation of it into several more stand-alone proposals would not materially enhance shareholder vote quality and in fact would be unnecessarily cumbersome and possibly confusing to the shareholders.

On behalf of the Company, I hereby acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Daniel O. Kennedy
Daniel O. Kennedy,
General Counsel

cc:	Jonathan E. Michael (RLI)
Ram Padmanabhan (Katten Muchen Rosenman LLP)